UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 9, 2017, Kornit Digital Ltd. issued a press release entitled “Kornit Digital Reports 2017 First Quarter Results.” A copy of this press release is furnished as Exhibit 99.1 hereto.

The U.S. GAAP financial information contained in the (i) consolidated statements of income, (ii) consolidated balance sheets and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No. 333-203970, 333-214015 and 333-217039).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: May 10, 2017	By:	/s/ Guy Avidan
Guy Avidan Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated May 9, 2017 entitled “Kornit Digital Reports 2017 First Quarter Results”

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